SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2013

Coca-Cola Hellenic Bottling Company S.A.

(Translation of Registrant’s Name Into English)

9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      ☒      Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      ☐      No     ☒

Table of Contents

Coca-Cola Hellenic Bottling Company S.A. Unaudited Condensed Consolidated Financial Statements for the Year and Quarter Ended 31 December 2012.

Condensed consolidated balance sheet (unaudited)

	Note	As at 31 December 2012 € million	As at 31 December 2011(1) € million
Assets
Intangible assets	4	1,944.6	1,935.4
Property, plant and equipment	4	3,041.4	2,998.1
Other non-current assets		293.3	294.9
Total non-current assets		5,279.3	5,228.4

Inventories		458.0	447.7
Trade and other receivables		1,073.7	1,120.0
Cash and cash equivalents	5	439.1	447.4
Total current assets		1,970.8	2,015.1
Total assets		7,250.1	7,243.5

Liabilities
Short-term borrowings	5	555.0	321.5
Other current liabilities		1,667.3	1.589.6
Total current liabilities		2,222.3	1,911.1

Long-term borrowings	5	1,604.7	1,939.8
Other non-current liabilities		416.6	472.4
Total non-current liabilities		2,021.3	2,412.2
Total liabilities		4,243.6	4,323.3

Equity
Owners of the parent		2,988.7	2,904.4
Non-controlling interests		17.8	15.8
Total equity		3,006.5	2,920.2
Total equity and liabilities		7,250.1	7,243.5

(1) Comparative amounts have been adjusted where necessary to reflect changes in accounting policies as detailed in Note 1.

The accompanying notes form an integral part of these condensed consolidated financial statements

Condensed consolidated income statement (unaudited)

	Note	Year ended 31 December 2012 € million	Year ended 31 December 2011(1) € million
Net sales revenue	3	7,044.7	6,824.3
Cost of goods sold		(4,522.2)	(4,254.7)
Gross profit		2,522.5	2,569.6

Operating expenses		(2,078.1)	(2,048.2)
Restructuring costs	6	(106.7)	(71.1)
Operating profit	3	337.7	450.3

Finance income		10.4	8.7
Finance costs		(98.0)	(96.1)
Loss on net monetary position		(3.1)	(7.8)
Total finance costs, net	7	(90.7)	(95.2)
Share of results of equity method investments		11.6	9.4
Profit before tax		258.6	364.5

Tax	8	(65.2)	(98.8)
Profit after tax		193.4	265.7

Attributable to:
Owners of the parent		190.4	264.4
Non-controlling interests		3.0	1.3
		193.4	265.7

Basic and diluted earnings per share (€)	9	0.52	0.73

(1) Comparative amounts have been adjusted where necessary to reflect changes in accounting policies as detailed in Note 1.

The accompanying notes form an integral part of these condensed consolidated financial statements

Condensed consolidated statement of comprehensive income (unaudited)

	Year ended 31 December 2012 € million	Year ended 31 December 2011(1) € million
Profit after tax for the period	193.4	265.7

Other comprehensive income/(loss) :
Items that may be subsequently reclassified to income statement:
Available-for-sale financial assets:
Valuation gains / (losses) during the period	0.2	(0.4)
Cash flow hedges:
Amounts of (losses) / gains during the period	(22.9)	5.3
Amounts of losses reclassified to profit and loss for the period	9.5	3.1
Foreign currency translation	32.4	(54.4)
Share of other comprehensive income of equity method investments	(0.8)	(0.6)
Income tax relating to items that may be subsequently reclassified to income statement	2.9	(2.6)
	21.3	(49.6)
Items that will not be subsequently reclassified to income statement:
Actuarial losses	(15.2)	(27.7)
Income tax relating to items that will not be subsequently reclassified to income statement	2.6	5.7
	(12.6)	(22.0)
Other comprehensive income/(loss) for the period, net of tax	8.7	(71.6)
Total comprehensive income for the period	202.1	194.1

Total comprehensive income attributable to:
Owners of the parent	199.1	187.8
Non-controlling interests	3.0	6.3
	202.1	194.1

(1) Comparative amounts have been adjusted where necessary to reflect changes in accounting policies as detailed in Note 1.

The accompanying notes form an integral part of these condensed consolidated financial statements

Condensed consolidated income statement (unaudited)

	Note	Three months to 31 December 2012 € million	Three months to 31 December 2011(1) € million
Net sales revenue	3	1,604.8	1,524.1
Cost of goods sold		(1,051.4)	(980.1)
Gross profit		553.4	544.0

Operating expenses		(499.9)	(473.3)
Restructuring costs	6	(81.9)	(46.5)
Operating (loss)/profit	3	(28.4)	24.2

Finance income		4.3	3.3
Finance costs		(26.0)	(25.8)
Loss on net monetary position		(0.6)	(7.8)
Total finance costs, net	7	(22.3)	(30.3)
Share of results of equity method investments		(1.5)	(1.5)
Loss before tax		(52.2)	(7.6)

Tax	8	7.0	(2.9)
Loss after tax		(45.2)	(10.5)

Attributable to:
Owners of the parent		(45.8)	(11.6)
Non-controlling interests		0.6	1.1
		(45.2)	(10.5)

Basic and diluted loss per share (€)	9	(0.13)	(0.03)

(1) Comparative amounts have been adjusted where necessary to reflect changes in accounting policies as detailed in Note 1.

The accompanying notes form an integral part of these condensed consolidated financial statements

Condensed consolidated statement of comprehensive income (unaudited)

	Three months to 31 December 2012 € million	Three months to 31 December 2011(1) € million
Loss after tax for the period	(45.2)	(10.5)

Other comprehensive income:
Items that may be subsequently reclassified to income statement:
Cash flow hedges:
Amounts of losses during the period	(7.8)	(6.6)
Amounts of losses / (gains) reclassified to profit and loss for the period	4.2	(5.4)
Foreign currency translation	(14.9)	50.5
Share of other comprehensive income of equity method investments	(0.2)	0.2
Income tax relating to items that may be subsequently reclassified to income statement	0.2	1.2
	(18.5)	39.9
Items that will not be subsequently reclassified to income statement:
Actuarial gains	24.1	8.1
Income tax relating to items that will not be subsequently reclassified to income statement	(5.2)	(1.5)
	18.9	6.6
Other comprehensive income for the period, net of tax	0.4	46.5
Total comprehensive (loss) / income for the period	(44.8)	36.0

Total comprehensive (loss) / income attributable to:
Owners of the parent	(45.4)	34.9
Non-controlling interests	0.6	1.1
	(44.8)	36.0

(1) Comparative amounts have been adjusted where necessary to reflect changes in accounting policies as detailed in Note 1.

The accompanying notes form an integral part of these condensed consolidated financial statements

Condensed consolidated statement of changes in equity (unaudited)

	Attributable to owners of the parent
	Share capital € million	Share premium € million	Treasury shares € million	Exchange equalisation reserve € million	Other reserves € million	Retained earnings € million	Total € million	Non- controlling interests € million	Total equity € million
Balance as at 1 January 2011	183.1	1,119.2	(57.2)	(129.2)	375.4	1,460.8	2,952.1	108.7	3,060.8
Changes in accounting policy (Note 1)	—	—	—	(1.8)	(9.0)	4.2	(6.6)	(23.1)	(29.7)
Balance as at 1 January 2011 (adjusted)	183.1	1,119.2	(57.2)	(131.0)	366.4	1,465.0	2,945.5	85.6	3,031.1
Shares issued to employees exercising stock options	0.2	4.5	—	—	—	—	4.7	—	4.7
Share-based compensation:
Options	—	—	—	—	8.1	—	8.1	—	8.1
Movement in treasury shares	—	—	—	—	(0.4)	—	(0.4)	—	(0.4)
Capitalisation of share premium reserve	549.7	(549.7)	—	—	—	—	—	—	—
Expenses relating to share capital increase (net of tax of €1.2m)	—	(4.8)	—	—	—	—	(4.8)	—	(4.8)
Return of capital to shareholders	(183.2)	—	1.7	—	—	—	(181.5)	—	(181.5)
Share capital increase in subsidiary in Serbia	—	—	—	—	—	(0.8)	(0.8)	1.2	0.4
Purchase of shares held by non-controllong interests	—	—	—	(8.7)	—	(37.7)	(46.4)	(71.5)	(117.9)
Appropriation of reserves	—	—	—	—	0.5	(0.5)	—	—	—
Hyperinflation impact	—	—	—	—	—	(7.8)	(7.8)	—	(7.8)
Dividends	—	—	—	—	—	—	—	(5.8)	(5.8)
	549.8	569.2	(55.5)	(139.7)	374.6	1,418.2	2,716.6	9.5	2,726.1
Profit for the year net of tax	—	—	—	—	—	264.4	264.4	1.3	265.7
Other comprehensive (loss) / income for the year, net of tax	—	—	—	(60.0)	5.4	(22.0)	(76.6)	5.0	(71.6)
Total comprehensive income for the year, net of tax(1)	—	—	—	(60.0)	5.4	242.4	187.8	6.3	194.1
Balance as at 31 December 2011	549.8	569.2	(55.5)	(199.7)	380.0	1,660.6	2,904.4	15.8	2,920.2

(1)

The amount included in the exchange equalisation reserve of €60.0 million loss for 2011 represents the exchange losses attributed to the owners of the parent of €59.4 million plus the share of equity method investments of €0.6 million loss.

The amount included in other reserves of €5.4 million gain for 2011 consists of losses on valuation of available-for-sale financial assets of €0.4 million, representing revaluation losses for the year, cash flow hedges gain of €8.4 million (of which €5.3 million represents revaluation gains for the year and €3.1 million represents revaluation losses reclassified to profit and loss for the year) and the deferred income tax loss of €2.6 million.

The amount of €242.4 million profit comprises of profit for the year of €264.4 million less actuarial losses of €27.7 million plus deferred income tax credit of €5.7 million.

The amount of €6.3 million gain included in non-controlling interests for 2011 represents the share of non-controlling interests in the exchange equalisation reserve of €5.0 million gain and in the retained earnings of €1.3 million income.

The accompanying notes form an integral part of these condensed consolidated financial statements

Condensed consolidated statement of changes in equity (unaudited)

	Attributable to owners of the parent
	Share capital € million	Share premium € million	Treasury shares € million	Exchange equalisation reserve € million	Other reserves € million	Retained earnings € million	Total € million	Non- controlling interests € million	Total equity € million
Balance as at 1 January 2012 Adjusted	549.8	569.2	(55.5)	(199.7)	380.0	1,660.6	2,904.4	15.8	2,920.2
Shares issued to employees exercising stock options	—	0.1	—	—	—	—	0.1	—	0.1
Share-based compensation:
Options	—	—	—	—	6.3	—	6.3	—	6.3
Movement in treasury shares	—	—	—	—	0.1	—	0.1	—	0.1
Hyperinflation impact	—	—	—	—	—	4.2	4.2	—	4.2
Return of capital to shareholders	(124.6)	—	1.2	—	—	—	(123.4)	—	(123.4)
Reduction of share capital to extinguish accumulated losses of the parent company	(55.0)	—	—	—	—	55.0	—	—	—
Appropriation of reserves	—	—	—	—	0.5	(0.5)	—	—	—
Share of changes in equity of equity method investments	—	—	—	—	—	(2.1)	(2.1)	—	(2.1)
Dividends	—	—	—	—	—	—	—	(1.0)	(1.0)
	370.2	569.3	(54.3)	(199.7)	386.9	1,717.2	2,789.6	14.8	2,804.4
Profit for the period net of tax	—	—	—	—	—	190.4	190.4	3.0	193.4
Other comprehensive income for the year, net of tax	—	—	—	31.6	(10.3)	(12.6)	8.7	—	8.7
Total comprehensive income for the year net of tax(2)	—	—	—	31.6	(10.3)	177.8	199.1	3.0	202.1
Balance as at 31 December 2012	370.2	569.3	(54.3)	(168.1)	376.6	1,895.0	2,988.7	17.8	3,006.5

(2)

The amount included in the exchange equalisation reserve of €31.6 million gain for 2012 represents the exchange gains attributed to the owners of the parent of €32.4 million plus the share of equity method investments of €0.8 million loss.

The amount included in other reserves of €10.3 million loss for 2012 consists of gains on valuation of available-for-sale financial assets of €0.2 million, representing revaluation losses for the year, cash flow hedges loss of €13.4 million (of which €22.9 million represents revaluation losses for the year and €9.5 million represents revaluation losses reclassified to profit and loss for the year) and the deferred income tax gain of €2.9 million.

The amount of €177.8 million profit comprises of profit for the year of €190.4 million less actuarial losses of €15.2 million plus deferred income tax credit of €2.6 million.

The amount of €3.0 million gain included in non-controlling interests for 2012 represents the share of non-controlling interests in the retained earnings.

The accompanying notes form an integral part of these condensed consolidated financial statements

Condensed consolidated cash flow statement (unaudited)

	Note	Year ended 31 December 2012 € million	Year ended 31 December 2011(1) € million
Operating activities
Profit after tax		193.4	265.7
Total finance costs, net	7	90.7	95.2
Share of results of equity method investments		(11.6)	(9.4)
Tax charged to the income statement		65.2	98.8
Depreciation and impairment of property, plant and equipment	4	408.3	389.3
Employee share options		6.3	8.1
Amortisation of intangible assets	4	3.0	3.2
Other non-cash items		2.3	1.3
		757.6	852.2

Losses on disposal of non-current assets		6.9	3.2
(Increase) / Decrease in inventories		(10.4)	15.3
Decrease / (increase) in trade and other receivables		67.2	(0.8)
Increase in trade and other payables		27.3	46.8
Tax paid		(95.0)	(88.4)
Net cash from operating activities		753.6	828.3
Investing activities
Payments for purchases of property, plant and equipment		(395.5)	(363.9)
Proceeds from sales of property, plant and equipment		5.0	10.9
Net payments for investments		(21.1)	(38.1)
Interest received		7.9	8.7
Net receipts from disposal of subsidiary	17	—	13.1
Net payments for acquisition of joint venture	17	—	(2.5)
Net cash used in investing activities		(403.7)	(371.8)
Financing activities
Return of capital to shareholders		(123.4)	(181.5)
Payment of expenses relating to share capital increase		—	(6.0)
Purchase of shares held by non-controlling interests	11	(13.9)	(74.2)
Proceeds from shares issued to employees exercising stock options		0.1	4.7
Dividends paid		(1.0)	(5.8)
Proceeds from external borrowings		1,088.2	1,493.7
Repayments of external borrowings		(1,186.2)	(1,383.7)
Principal repayments of finance lease obligations		(21.8)	(48.1)
Interest paid		(100.5)	(108.9)
Net cash used in financing activities		(358.5)	(309.8)

(Decrease) / increase in cash and cash equivalents		(8.6)	146.7
Movement in cash and cash equivalents
Cash and cash equivalents at 1 January		447.4	306.7
(Decrease) / increase in cash and cash equivalents		(8.6)	146.7
Effect of changes in exchange rates		0.9	1.6
Hyperinflation impact on cash		(0.6)	(7.6)

Cash and cash equivalents at 31 December		439.1	447.4

(1) Comparative amounts have been adjusted where necessary to reflect changes in accounting policies as detailed in Note 1.

The accompanying notes form an integral part of these condensed consolidated financial statements

Selected explanatory notes to the condensed consolidated financial statements (unaudited)

1.                          Accounting policies

The accounting policies used in the preparation of the condensed consolidated financial statements of Coca-Cola Hellenic Bottling Company S.A. (“Coca-Cola Hellenic” or the “Group”) are consistent with those used in the annual financial statements for the year ended 31 December 2011, except for:

a)             The adoption, as of 1 January 2012, of the revision to International Financial Reporting Standard (“IFRS”) 7 Financial Instrument Disclosures — disclosures on transfers of financial assets. The adoption of this revised accounting standard did not have a significant impact on the current or prior periods.

b)             Changes in accounting policies and disclosures:

The Group has early adopted IFRS 10 Consolidated Financial Statements, IFRS 12 Disclosures of Interests in Other Entities and consequential amendments to IAS 28 Investments in Associates and Joint Venture’ and IAS 27 Separate Financial Statement. The Group assessed that the adoption of IFRS 10 did not result in any change in the consolidation status of its subsidiaries.

At the same time, the Group has early adopted IFRS 11 Joint Arrangements. This resulted in the Group changing its accounting policy for its interest in joint arrangements.  Under IFRS 11, investments in joint arrangements are classified either as joint operations or joint ventures depending on the contractual rights and obligations each investor has, rather than the legal structure of the joint arrangement. Interests in joint ventures are accounted for using the equity method and interests’ in joint operations are accounted for by recognizing the group’s share of assets, liabilities, revenues and expenses. The group has assessed the nature of its joint arrangements and classified them as either joint operations or joint ventures.

In addition, the Group has early adopted the revised IAS 19 Employee Benefits. This resulted in the Group changing its accounting policy for defined benefit plans.  Under the revised IAS 19, past service costs are recognized immediately in the income statement and the expected return on plan assets is calculated using the same interest rate as applied for the purpose of discounting the benefit obligation.

The Group has also early adopted the IAS 1 Presentation of Items of Other Comprehensive income - Amendments to IAS 1 Presentation of Financial Statements. The amendments change the grouping of items presented in other comprehensive income between items that may be reclassified to the income statement at a future point in time and those that will not be reclassified.

The Group has applied the above mentioned changes in accounting policies at the beginning of the earliest period presented. The impact from the adoption of IFRS 11 and IAS 19 revised is presented in the tables below:

Selected explanatory notes to the condensed consolidated financial statements (unaudited)

Impact of change in accounting policies on condensed

consolidated balance sheet (unaudited)

	As at 31 December 2012 (before	Change in accounting policy		As at 31 December 2012 (as	As at 31 December 2011 (as previously	Change in accounting policy		As at 31 December 2011
	adjustments)	IFRS 11	IAS 19	presented)	stated)	IFRS 11	IAS 19	(adjusted)
Assets
Total non-current assets	5,212.5	67.2	(0.4)	5,279.3	5,185.1	43.3	—	5,228.4
Total current assets	1,980.7	(9.9)	—	1,970.8	2,050.0	(34.9)	—	2,015.1
Total assets	7,193.2	57.3	(0.4)	7,250.1	7,235.1	8.4	—	7,243.5

Liabilities
Total current liabilities	2,238.3	(16.0)	—	2,222.3	1,921.4	(10.3)	—	1,911.1
Total non-current liabilities	1,956.0	67.0	(1.7)	2,021.3	2,400.5	11.3	0.4	2,412.2
Total liabilities	4,194.3	51.0	(1.7)	4,243.6	4,321.9	1.0	0.4	4,323.3

Total equity	2,998.9	6.2	1.4	3,006.5	2,913.2	7.4	(0.4)	2,920.2
Total equity and liabilities	7,193.2	57.2	(0.3)	7,250.1	7,235.1	8.4	—	7,243.5

The impact to total equity as at 1 January 2011 from the adoption of IFRS 11 and IAS 19 revised was a reduction to total equity of €29.2 million and €0.5 million, respectively.

Selected explanatory notes to the condensed consolidated financial statements (unaudited)

Impact of change in accounting policies on condensed consolidated income statement (unaudited)

	Year ended December 2012 (before	Change in accounting policy		Year ended December 2012 (as	Year ended December 2011 (as previously	Change in accounting policy		Year ended December 2011
	adjustments)	IFRS 11	IAS 19	presented)	stated)	IFRS 11	IAS 19	(adjusted)

Gross profit	2,546.7	(24.1)	(0.1)	2,522.5	2,595.5	(25.1)	(0.8)	2,569.6
Operating profit	350.1	(11.8)	(0.6)	337.7	468.4	(14.2)	(3.9)	450.3
Profit before tax	261.8	(2.6)	(0.6)	258.6	375.5	(7.1)	(3.9)	364.5
Profit after tax	195.1	(1.3)	(0.4)	193.4	272.8	(3.9)	(3.2)	265.7

Basic and diluted earnings per share (€)	0.53	(0.01)	—	0.52	0.74	(0.01)		0.73

Other comprehensive income / (loss) for the period, net of tax	6.6	—	2.1	8.7	(74.9)	—	3.3	(71.6)
Total comprehensive income for the period	201.7	(1.3)	1.7	202.1	197.9	(3.9)	0.1	194.1

	Three months ended 31 December 2012(before	Change in accounting policy		Three months ended 31 December 2012 (as	Three months ended 31 December 2011 (previously	Change in accounting policy		Three months ended 31 December 2011
	adjustments)	IFRS 11	IAS 19	presented)	stated)	IFRS 11	IAS 19	(adjusted)

Gross profit	554.6	(1.5)	0.3	553.4	545.8	(1.6)	(0.2)	544.0
Operating profit	(30.8)	1.1	1.3	(28.4)	25.3	(0.1)	(1.0)	24.2
Loss before tax	(52.6)	(0.9)	1.3	(52.2)	(5.8)	(0.8)	(1.0)	(7.6)
Loss after tax	(45.2)	(1.1)	1.1	(45.2)	(10.5)	0.8	(0.8)	(10.5)

Basic and diluted earnings per share (€)	(0.13)	—	—	(0.13)	(0.03)	—	—	(0.03)

Other comprehensive income for the period, net of tax	(0.2)	—	0.6	0.4	45.7	—	0.8	46.5
Total comprehensive (loss) / income for the period	(45.4)	(1.1)	1.7	(44.8)	35.2	0.8	—	36.0

Selected explanatory notes to the condensed consolidated financial statements (unaudited)

Impact of change in accounting policies on condensed consolidated cash flow statement (unaudited)

	Year ended 31 December 2012 (before	Change in accounting policy		Year ended 31 December 2012 (as	Year ended 31 December 2011 (previously	Change in accounting policy		Year ended 31 December 2011
	adjustments)	IFRS 11	IAS 19	presented)	stated)	IFRS 11	IAS 19	(Adjusted)

Net cash from operating activities	774.2	(20.6)	—	753.6	845.7	(17.4)	—	828.3
Net cash used in investing activities	(390.6)	(13.1)	—	(403.7)	(336.4)	(35.4)	—	(371.8)
Net cash used in financing activities	(413.3)	54.8		(358.5)	(353.3)	43.5	—	(309.8)

(Decrease) / Increase in cash and cash equivalents	(29.7)	21.1	—	(8.6)	156.0	(9.3)	—	146.7

Basis of preparation

These condensed consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) and IFRS as adopted by the European Union (“EU”). IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB. However, the differences have no significant impact on the Group’s condensed consolidated financial statements for the periods presented. These condensed consolidated financial statements should be read in conjunction with the 2011 annual financial statements which include a full description of the Group’s accounting policies, as well as the change in accounting policies above.

These condensed consolidated financial statements were approved for issue by the Board of Directors on 12 February 2013.

2.                          Exchange rates

The Group’s reporting currency is the euro (€). Coca-Cola Hellenic translates the income statements of subsidiary operations to the euro at average exchange rates and the balance sheet at the closing exchange rate for the period, except for subsidiaries operating in a hyperinflationary environment as explained in Note 7.

The principal exchange rates used for transaction and translation purposes in respect of one euro were:

	Average for the year ended		Closing as at
	31 December 2012	31 December 2011	31 December 2012	31 December 2011
US dollar	1.29	1.40	1.33	1.31
UK sterling	0.81	0.87	0.82	0.83
Polish zloty	4.18	4.12	4.09	4.40
Nigerian naira	200.65	212.90	206.72	204.79
Hungarian forint	288.38	279.76	291.50	306.54
Swiss franc	1.21	1.23	1.21	1.22
Russian Rouble	39.84	41.04	40.42	41.27
Romanian leu	4.46	4.23	4.43	4.30
Serbian dinar	113.08	101.99	113.46	102.65
Czech koruna	25.15	24.65	25.08	25.75
Ukrainian hryvnia	10.28	11.11	10.57	10.44

Selected explanatory notes to the condensed consolidated financial statements (unaudited)

3.                          Segmental analysis

The Group has one business, being the production, distribution and sale of non-alcoholic, ready-to-drink beverages. The Group operates in 28 countries and its financial results are reported in the following three reportable segments:

Established:	Austria, Cyprus, Greece, Italy, Northern Ireland, Republic of Ireland and Switzerland.

Developing:	Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia.

Emerging:	Armenia, Belarus, Bosnia and Herzegovina, Bulgaria, FYROM, Moldova, Montenegro, Nigeria, Romania, Russia, Serbia and Ukraine.

Information on the Group’s segments is as follows:

	Three months ended		Year ended
	31 December 2012	31 December 2011	31 December 2012	31 December 2011
Volume in unit cases(1) (million)
Established countries	146.0	154.3	679.4	713.5
Developing countries	91.3	90.3	393.5	399.7
Emerging countries	239.6	221.7	1,011.8	974.2
Total volume	476.9	466.3	2,084.7	2,087.4
Net sales revenue (€ million)
Established countries	581.7	610.2	2,701.8	2,834.8
Developing countries	257.5	243.9	1,148.1	1,161.5
Emerging countries	765.6	670.0	3,194.8	2,828.0
Total net sales revenue	1,604.8	1,524.1	7,044.7	6,824.3
Adjusted EBITDA(2) (€ million)
Established countries	4.4	28.7	231.9	343.2
Developing countries	2.2	27.4	76.5	141.1
Emerging countries	93.8	84.9	449.2	367.9
Total adjusted EBITDA	100.4	141.0	757.6	852.2
Depreciation and impairment of property, plant and equipment (€ million)
Established countries	(41.6)	(45.5)	(136.3)	(137.7)
Developing countries	(36.6)	(24.5)	(83.4)	(80.4)
Emerging countries	(46.4)	(44.4)	(188.6)	(171.2)
Total Depreciation and impairment of property, plant and equipment	(124.6)	(114.4)	(408.3)	(389.3)

(1) One unit case corresponds to approximately 5.678 litres or 24 servings, being a typically used measure of volume. Volume data is derived from unaudited operational data.

(2) We define Adjusted EBITDA as operating profit before deductions for depreciation and impairment of property, plant and equipment (included both in cost of goods sold and in operating expenses), amortisation and impairment of and adjustments to intangible assets, employee share options and other non-cash items, if any.

Selected explanatory notes to the condensed consolidated financial statements (unaudited)

3.                          Segmental analysis (continued)

	Three months ended		Year ended
	31 December 2012	31 December 2011	31 December 2012	31 December 2011
Amortisation of intangible assets (€ million)
Established countries	(0.1)	(0.1)	(0.6)	(0.8)
Developing countries	—	(0.1)	(0.3)	(0.4)
Emerging countries	(0.5)	(0.4)	(2.1)	(2.0)
Total amortisation of intangible assets	(0.6)	(0.6)	(3.0)	(3.2)
Other non-cash items(€ million)
Established countries	(0.8)	(0.7)	(2.5)	(3.3)
Developing countries	(0.5)	(0.3)	(1.5)	(1.9)
Emerging countries	(2.3)	(0.8)	(4.6)	(4.2)
Total other non-cash items	(3.6)	(1.8)	(8.6)	(9.4)
Operating profit (€ million)
Established countries	(38.1)	(17.6)	92.5	201.4
Developing countries	(34.9)	2.5	(8.7)	58.4
Emerging countries	44.6	39.3	253.9	190.5
Total operating profit	(28.4)	24.2	337.7	450.3
Reconciling items (€ million)
Finance costs, net	(22.3)	(30.3)	(90.7)	(95.2)
Share of results of equity method investments	(1.5)	(1.5)	11.6	9.4
Tax	7.0	(2.9)	(65.2)	(98.8)
Non-controlling interests	(0.6)	(1.1)	(3.0)	(1.3)
(Loss) / Profit after tax attributable to owners of the parent	(45.8)	(11.6)	190.4	264.4

4.                          Tangible and intangible assets

	Property, plant and equipment € million	Intangible assets € million
Opening net book value as at 1 January 2012	2,998.1	1,935.4
Additions	468.4	—
Disposals	(28.9)	—
Classified to assets held for sale	(9.4)	—
Depreciation, impairment and amortisation	(408.3)	(3.0)
Foreign exchange differences	20.5	12.2
Effect of hyperinflation	1.0	—
Closing net book value as at 31 December 2012	3,041.4	1,944.6

Selected explanatory notes to the condensed consolidated financial statements (unaudited)

5.                          Net debt

	As at
	31 December 2012 € million	31 December 2011 € million
Long-term borrowings	1,604.7	1,939.8
Short-term borrowings	555.0	321.5
Cash and cash equivalents	(439.1)	(447.4)
Net debt	1,720.6	1,813.9

Our net debt decreased during 2012 by €93.3 million compared to 31 December 2011. The decrease in the net debt was mainly the result of net repayments of external borrowings and finance lease obligations. During the third quarter of 2012 the $500 million bond maturing in September 2013 was reclassified to short term borrowings from long term borrowings.

6.                          Restructuring costs

Restructuring costs amounted to €106.7 million before tax in 2012. The Group recorded €65.8 million, €34.8 million and €6.1 million of restructuring charges in its established, developing and emerging markets respectively. For the year 2011, restructuring costs amounted to €71.1 million, of which €47.6 million, €17.6 million and €5.9 million related to the Group’s established, developing and emerging markets, respectively. The restructuring costs mainly concern redundancy costs and impairment of property, plant and equipment.

Restructuring costs amounted to €81.9 million before tax in the fourth quarter of 2012. The Group recorded €50.5 million, €29.6 million and €1.8 million of restructuring charges in its established, developing and emerging markets respectively. For the fourth quarter of 2011, restructuring costs amounted to €46.5 million, of which €35.4 million, €9.1 million and €2.0 million related to the Group’s established, developing and emerging markets, respectively. The restructuring costs mainly concern redundancy costs and impairment of property, plant and equipment.

Selected explanatory notes to the condensed consolidated financial statements (unaudited)

7.                                Total finance costs, net

	Three months ended
	31 December 2012 € million	31 December 2011 € million
Finance costs	25.4	24.5
Net foreign exchange losses	0.6	1.3
Interest income	(4.3)	(3.3)
Loss on net monetary position	0.6	7.8
Total finance costs, net	22.3	30.3

	Year ended
	31 December 2012 € million	31 December 2011 € million
Finance costs	97.7	96.7
Net foreign exchange (gains) / losses	0.3	(0.6)
Interest income	(10.4)	(8.7)
Loss on net monetary position	3.1	7.8
Total finance costs, net	90.7	95.2

Total net finance costs for 2012 were lower by €4.5 million compared to last year, mainly due to the lower losses on net monetary position due to the hyperinflationary impact of Belarus and the higher interest income. Total net finance costs in the fourth quarter of 2012 were lower by €8.0 million compared to the same period of last year, mainly due to lower losses on the net monetary position.

Hyperinflation

Belarus has been considered to be a hyperinflationary economy since the fourth quarter of 2011. The three year cumulative inflation exceeded 100% and therefore Belarus is consolidated in terms of the measuring unit at the balance sheet date and translated at the closing exchange rate. The restatement was based on conversion factors derived from the Belarus Consumer Price Index (CPI) as compiled by the National Statistical Committee of the Republic of Belarus. The conversion factor used for December 2012 was 1.223 which resulted in a net monetary loss for 2012 of €3.1 million.

8.                          Tax

The Group’s effective tax rate for 2012 may differ from the Greek statutory tax rate of 20% as a consequence of a number of factors, the most significant of which are: the statutory tax rates of the countries in which the Group operates, non-deductibility of certain expenses, non-taxable income and one off tax items.

By virtue of a tax law that was enacted in Greece on 23 January 2013, the Greek corporate income tax rate was increased to 26% for accounting years starting as of 1 January 2013 onwards.

Selected explanatory notes to the condensed consolidated financial statements (unaudited)

9.                          Earnings / (Loss) per share

Basic earnings / (loss) per share is calculated by dividing the net profit / (loss) attributable to the owners of the parent by the weighted average number of shares outstanding during the period (2012 full year: 363,867,871 , fourth quarter of 2012: 363,123,172 , 2011 full year: 363,010,078, fourth quarter of 2011: 363,111,625). Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive ordinary shares arising from exercising employee stock options.

10.                   Share capital

During 2011, the Board of Directors resolved on the increase of Coca-Cola Hellenic’s share capital by issuing 354,512, 21,994, 28,749 and 313 new ordinary shares, as announced on 16 March, 24 June, 1 September 2011 and 13 December 2011 respectively, following the exercise of stock options pursuant to the Coca-Cola Hellenic employees’ stock option plan. Total proceeds from the issuance of the shares under the stock option plan amounted to €4.7 million.

On 6 May 2011, the Annual General Meeting of shareholders resolved on the reorganisation of its share capital. The Group’s share capital increased by an amount equal to €549.7 million. This increase was effected by capitalising the share premium reserve and increasing the nominal value of each share from €0.50 to €2.00. The share capital was subsequently decreased by an amount equal to €183.2 million by decreasing the nominal value of each share from €2.00 to €1.50, and distributing such €0.50 per share difference to shareholders in cash.

On 25 June 2012, the Annual General Meeting of shareholders resolved to decrease the share capital of the Company by the amount of €124.6 million by decreasing the nominal value of the Company’s share by €0.34 per share, from €1.50 to €1.16 per share, and the return of the amount of the decrease to the Company’s shareholders in cash, i.e. a return of €0.34 per share. Furthermore, on the same date, it was resolved to decrease the share capital of the Company by the amount of €55.0 million by decreasing the nominal value of the Company’s share by €0.15 per share, from €1.16 to €1.01 per share, in order to extinguish accumulated losses of the parent company Coca-Cola Hellenic Bottling Company S.A. in an equal amount.

During 2012, the Board of Directors resolved on the increase of Coca-Cola Hellenic’s share capital by issuing 5,334 new ordinary shares on 21 March 2012 and 6,165 new ordinary shares on 27 September 2012, following the exercise of stock options pursuant to the Coca-Cola Hellenic employees’ stock option plan. Total proceeds from the issuance of the shares under the stock option plan amounted to €0.1 million.

The share capital on 31 December 2012 amounts to €370.2 million and is comprised of 366,553,507 shares with a nominal value of €1.01 each.

Selected explanatory notes to the condensed consolidated financial statements (unaudited)

11.                   Non-controlling interests

On 8 June 2011, the Board of Directors of the Company’s subsidiary Nigerian Bottling Company plc (“NBC”) resolved to propose a scheme of arrangement between NBC and its minority shareholders, involving the cancellation of part of the share capital of NBC. The transaction was approved by the Board of Directors and General Assembly of NBC on 8 June 2011 and 22 July 2011 respectively and resulted in acquisition of the remaining 33.6% of the voting shares of NBC bringing the Group’s interest in the subsidiary to 100%. The transaction was completed in September 2011 and NBC was de-listed from the Nigerian Stock Exchange. The consideration for the acquisition of non controlling interests was €100.2 million, including transaction costs of €1.8 million, out of which €70.4 million was paid as of 31 December 2012 (as of 31 December 2011: €56.5 million). The difference between the consideration and the carrying value of the interest acquired (€60.1 million) has been recognised in retained earnings while the accumulated components recognised in other comprehensive income have been reallocated within the equity of the Group.

On 25 June 2010, the Group initiated a tender offer to purchase all of remaining shares of the non-controlling interest in Coca-Cola HBC — Srbija A.D., Zemun (‘‘CCH Serbia’’). The tender offer was completed on 2 August 2010 and resulted in the Group increasing its stake in CCH Serbia to 91.2% as of 31 December 2010. In 2011, the Group acquired all the remaining interest in the subsidiary. The consideration paid for the acquisition of non controlling interest acquired in 2011 was €17.7 million and the carrying value of the additional interest acquired was €11.4 million. The difference between the consideration and the carrying value of the interest acquired has been recognised in retained earnings.

12.                   Dividends

No dividend was declared and paid for the fiscal years 2011 and 2012.

13.                   Contingencies

In 1992, our subsidiary Nigerian Bottling Company (“NBC”) acquired a manufacturing facility in Nigeria from Vacunak, a Nigerian Company. In 1994, Vacunak filed a lawsuit against NBC, alleging that a representative of NBC had orally agreed to rescind the sale agreement and instead enter into a lease agreement with Vacunak. As part of its lawsuit Vacunak sought compensation for rent and loss of business opportunities. NBC discontinued all use of the facility in 1995.

In a judgement delivered by the Nigerian court of first instance on 28 June 2012, the court awarded Vacunak damages in an amount equivalent to approximately €7 million. NBC has filed an appeal against the judgment. Based on advice from NBC’s outside legal counsel, we believe that it is unlikely that NBC will suffer material financial losses from this case. We have consequently not provided for any losses in relation to this case.

In the second quarter of 2010, the Serbian Competition Authority opened an investigation into the commercial practices of our Serbian subsidiary for potential abuse of dominance in the market for distribution of alcoholic and non-alcoholic beverages. On December 2012, the authority addressed a statement of objections to our Serbian subsidiary. We believe that our Serbian subsidiary has not violated any Serbian competition rules and we will challenge any such allegations vigorously.

Except for the above mentioned items, there have been no other significant changes in contingencies since 31 December 2011 (as described in the 2011 Annual Report available on the Coca-Cola Hellenic’s web site: www.coca-colahellenic.com).

Selected explanatory notes to the condensed consolidated financial statements (unaudited)

14.                   Commitments

As of 31 December 2012 the Group has capital commitments of €90.3 million (31 December 2011: €93.9 million), which mainly relate to plant and machinery equipment.

15.                   Number of employees

The average number of full-time equivalent employees in 2012 was 39,736 (41,291 for 2011).

16.                   Related party transactions

a) The Coca-Cola Company

As at 31 December 2012, The Coca-Cola Company and its subsidiaries (collectively,”TCCC”) indirectly owned 23.2% (2011: 23.2%) of the issued share capital of Coca-Cola Hellenic.

Total purchases of concentrate, finished products and other materials from TCCC and its subsidiaries during the full year and the fourth quarter of 2012 amounted to €1,305.4 million and €210.1 million (€1,300.8 million and €246.0 million in the respective prior year period). Total net contributions received from TCCC for marketing and promotional incentives during the same periods amounted to €70.6 million and €27.7 million (€76.5 million and €27.8 million in the prior-year periods).

During the full year and the fourth quarter of 2012, the Group sold €25.1 million and €5.0 million of finished goods and raw materials respectively to TCCC (€32.8 million and €8.8 million in the prior-year periods) while other income from TCCC was €19.2 million and €5.8 million respectively (€15.0 million and €1.2 million in the prior year periods). Other expenses from TCCC amounted to €1.5 million for the full year and €0.1 million for the fourth quarter of 2012 (€4.0 million and €1.9 million in the prior year periods).

As at 31 December 2012, the Group had a total amount of €51.8 million (€56.9 million as at 31 December 2011) due from TCCC, had a total amount due to TCCC of €154.0 million of trade payables (€162.1 million as at 31 December 2011) and no other liabilities (€7.6 million as at 31 December 2011).

b) Kar-Tess Holding

Frigoglass S.A. (‘Frigoglass’)

Frigoglass, a company listed on the Athens Exchange, is a manufacturer of coolers, glass bottles and crowns. Frigoglass is related to Coca-Cola Hellenic by way of a 44.1% (2011: 43.9%) ownership by the parent of Kar-Tess Holding, which as at 31 December 2012 owned 23.3% (2011: 23.3%) of the issued share capital of Coca-Cola Hellenic. Frigoglass has a controlling interest in Frigoglass Industries Limited, a company in which Coca-Cola Hellenic has a 23.9% interest, through its subsidiary in NBC.

During the full year and the fourth quarter of 2012, the Group made purchases of €137.9 million and €22.4 million respectively (€147.7 million and €3.7 million in the prior-year periods) of coolers, raw materials and containers from Frigoglass and its subsidiaries and incurred maintenance and other expenses of €9.8 million and €4.6 million respectively (€6.3 million and €1.7 million in the prior-year periods). Other income from Frigoglass during the full year and the fourth quarter of 2012 was €0.8 million and €0.2 million respectively (€1.0 million and €0.2 million respectively in the prior-year periods). As at 31 December 2012, Coca-Cola Hellenic owed €21.4 million (€14.3 million as at 31 December 2011) to, and was owed €1.2 million (€1.2 million as at 31 December 2011) by Frigoglass.

Selected explanatory notes to the condensed consolidated financial statements (unaudited)

16.             Related party transactions (continued)

c) Other related parties

During the full year and the fourth quarter of 2012, the Group purchased €128.6 million and €25.8 million of raw materials and finished goods (€116.4 million and €23.6 million in the prior-year periods). In addition, the Group received reimbursement for direct marketing expenses incurred of €0.2 million for the full year and €0.1 million for the fourth quarter of 2012 (€0.1 million and nil in prior year periods). Furthermore during the full year and the fourth quarter of 2012, the Group incurred other expenses of €4.4 million for the full year and €0.5 million for the fourth quarter (€5.0 million and €0.6 million respectively in the prior-year periods), recorded income of €0.5 million and €0.1 million for the full year and the fourth quarter of 2012 from the sale of finished goods to other related parties (€1.6 million and €0.2 million in the prior-year periods) and other income of €0.1 million for the full year and nil for the fourth quarter of 2012 (€0.6 million and €0.4 in prior year periods). As at 31 December 2012, the Group owed €9.2 million (€8.4 million as at 31 December 2011) to, and was owed €0.4 million (€1.0 million as at 31 December 2011) by other related parties.

d) Joint Ventures

During the full year and the fourth quarter of 2012, the Group purchased €31.0 million and €7.0 million of finished goods (€28.9 million and €5.5 million in the prior-year periods) from joint ventures. In addition, during the full year and the fourth quarter of 2012, the Group incurred other expenses of €0.4 million and €0.1 million from joint ventures (€0.1 million and nil respectively in the prior-year periods) and recorded other income of €0.2 million and €0.1 million from joint ventures (€0.2 million and €0.1 million in the prior-year periods). As at 31 December 2012, the Group owed €67.5 million (€15.5 million as at 31 December 2011) to, and was owed €17.3 million (€17.1 million as at 31 December 2011) by joint ventures.

There were no transactions between Coca-Cola Hellenic and the directors and senior management except for remuneration for the period ended 31 December 2012, as well as the prior year period.

There were no other significant transactions with related parties for the period ended 31 December 2012.

17.             Disposal / acquisition of subsidiaries

In February 2011, we sold all our interests in Eurmatik S.r.l., the vending operator in Italy. The consideration was €13.5 million and the cash and cash equivalent disposed were  €0.4 million. The disposal resulted in the Group derecognising €12.0 million of intangible assets and €12.7 million of net assets. The disposal of Eurmatik S.r.l resulted in a gain of €0.8 million in the Group’s established segment.

On 20 April 2011, the Group, along with TCCC, acquired through Multon ZAO, the Russian juice joint venture, all outstanding shares of MS Foods UAB, a company that owns 100% of the equity of Vlanpak FE, a fruit juice and nectar producer in Belarus. Our share of the acquisition consideration was €3.9 million including an assumption of debt of €1.4 million. The acquisition has resulted in the Group recording of intangible assets of €2.9 million in its emerging segment.

18.             Voluntary share exchange offer

On 11 October 2012, Coca-Cola HBC AG, a Swiss company incorporated by Kar-Tess Holding, announced a voluntary share exchange offer to acquire all outstanding ordinary registered shares and all American depositary shares of Coca-Cola Hellenic. The transaction is progressing in line with Coca-Cola HBC AG’s most recent announcements and we expect commencement of the acceptance period after publication of Coca-Cola Hellenic’s audited full year 2012 financial statements and completion of the voluntary share exchange offer early in the second quarter of 2013. The Group has incurred expenses of €4.2 million, mainly for audit and advisory fees, relating to this transaction.

Selected explanatory notes to the condensed consolidated financial statements (unaudited)

19.             Subsequent events

On 14 January 2013, the Group acquired approximately 14.0% in Coca-Hellenic Bottling Company Bulgaria AD for a consideration of approximately €13.3 million and thus its overall participation in the Bulgarian subsidiary is now 99.39%.

Volume by country for 2012, 2011 and 2010

Million unit cases	2012	2011	% change 2012 vs 2011	2010	% change 2011 vs 2010
Established Markets
Austria	92.6	90.8	+2%	90.4	—
Cyprus	15.9	15.5	+ 3%	16.1	- 4%
Greece	108.6	126.0	- 14%	143.0	- 12%
Italy	309.0	320.3	- 4%	323.0	- 1%
Republic of Ireland and Northern Ireland	70.9	75.5	- 6%	75.2	—
Switzerland	82.4	85.4	- 4%	84.0	+ 2%
Total	679.4	713.5	- 5%	731.7	-2%

Developing Markets
Baltics	23.9	22.5	+ 6%	21.5	+ 5%
Croatia	26.5	26.8	- 1%	27.3	- 2%
Czech Republic	56.0	58.4	- 4%	58.2	—
Hungary	83.2	86.1	- 3%	85.1	+ 1%
Poland	172.6	173.5	- 1%	168.6	+ 3%
Slovakia	24.5	25.4	- 4%	24.2	+ 5%
Slovenia	6.8	7.0	- 3%	6.8	+ 3%
Total	393.5	399.7	- 2%	391.7	+ 2%

Emerging Markets
Armenia	7.1	6.6	+ 8%	6.4	+ 3%
Belarus	32.8	29.5	+ 11%	24.4	+ 21%
Bosnia and Herzegovina	18.5	17.9	+ 3%	16.6	+ 8%
Bulgaria	56.6	56.3	+1%	58.4	- 4%
Moldova	6.2	5.5	+ 13%	4.8	+ 15%
Nigeria	181.9	185.2	- 2%	183.9	+ 1%
Romania	162.7	160.7	+ 1%	167.8	- 4%
Russia	371.0	335.9	+ 10%	341.0	- 1%
Serbia and Montenegro	87.3	83.0	+ 5%	76.3	+ 9%
Ukraine	87.7	93.6	- 6%	101.9	- 8%
Total	1,011.8	974.2	+ 4%	981.5	- 1%

Total Coca-Cola Hellenic	2,084.7	2,087.4	—	2,104.9	- 1%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola Hellenic Bottling Company S.A.

	By:	/s/ Jan Gustavsson
Name: Jan Gustavsson
Title: General Counsel, Director of Strategic Development & Company Secretary

Date: 22 February, 2013